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                                                               EXHIBIT (a)(1)(O)


TIME IS RUNNING OUT TO EXCHANGE OPTIONS

The deadline for accepting Conexant's offer to exchange stock options granted at $25 per share or higher is Tuesday, October 2, 2001, at 5 p.m. Pacific Daylight Time. If you plan to accept the offer, you need visit the Mellon site after reviewing the instructions. A reminder: After you log in, the message you will see next to a list of your Eligible Option Grants is, "Click to Cancel". This is what you have to do to accept the offer to exchange your option grant(s); Conexant will issue replacement options on April 3, 2002. IMPORTANT: If you are in China, France, India or Italy, you must print the completed online election form, sign it and fax it to the Stock Administration Dept. in Newport Beach, CA, at (949) 579-6319 -- prior to the October 2, 2001 deadline mentioned above -- for your election to be valid.

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